                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. 28)(1)

                              CSS INDUSTRIES, INC.
                              --------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   178666 10 3
                                 --------------
                                 (CUSIP Number)

                                Alan Singer, Esq.
                           Morgan, Lewis & Bockius LLP
                               1701 Market Street
                           Philadelphia, PA 19103-2921
                                 (215) 963-5224
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 8, 2003
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and two copies of the Schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                               (Page 1 of 6 Pages)


--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 178666 10 3             SCHEDULE 13D                Page 2 of 6 Pages


------------------- ------------------------------------------------------------
1                   NAMES OF REPORTING PERSONS
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                             Jack Farber
------------------- ------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A
                    MEMBER OF A GROUP*                               (a)   |_|
                                                                     (b)   |_|
------------------- ------------------------------------------------------------
3                   SEC USE ONLY
------------------- ------------------------------------------------------------
4                   SOURCE OF FUNDS   PF, OO
------------------- ------------------------------------------------------------
5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                 |_|
------------------- ------------------------------------------------------------
6                   CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States of America
------------------- ------------------------------------------------------------
NUMBER              7      SOLE VOTING POWER                 984,441 Shares
OF SHARES
BENEFICIALLY        ------ -----------------------------------------------------
OWNED               8      SHARED VOTING POWER              421,880 Shares
BY EACH
REPORTING           ------ -----------------------------------------------------
PERSON              9      SOLE DISPOSITIVE POWER           984,441 Shares
WITH
                    ------ -----------------------------------------------------
                    10     SHARED DISPOSITIVE POWER         421,880 Shares

------------------- ------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                    REPORTING PERSON                      1,406,321 Shares

------------------- ------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                    EXCLUDES CERTAIN SHARES*                               |X|

------------------- ------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    18.1%
------------------- ------------------------------------------------------------
14                  TYPE OF REPORTING PERSON*  IN
------------------- ------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP No. 178666 10 3             SCHEDULE 13D                Page 3 of 6 Pages


This Amendment No. 28 amends the Schedule 13D filed by Jack Farber and Delv, L.P. with respect to shares of common stock, par value $.10 per share, ("Common Stock") of CSS Industries, Inc., a Delaware corporation ("CSS"), as such statement has been amended from time to time.

Item 2.           Identity and Background.

                  As a result of the transactions described in Item 5 below, Delv, L.P. is no longer a filing person in respect of this Schedule 13D. Jack Farber has been advised that as a result of the transactions described in Item 5, Delv, L.P. is separately filing a Schedule 13D together with Ellen B. Kurtzman and certain other entities.

Item 4.           Purpose of Transaction.

                  Jack Farber continues to serve as Chairman of CSS and he, and the other entities identified in Item 5 below, may from time to time engage in transactions involving the acquisition or disposition of Common Stock. He previously disclosed that, in light of the reduction of size of CSS' Board of Directors over the past several years as directors have reached mandatory retirement age, he may recommend that CSS elect one or more new directors. CSS has recently added a director, and Jack Farber may recommend that CSS add one or more additional directors. In addition, Jack Farber previously disclosed that, based on an evaluation of CSS' capital resources and anticipated operating requirements, he may recommend additional share repurchases and/or the payment of cash dividends by CSS. CSS recently instituted a cash dividend. While he may recommend that CSS add one or more additional directors and effect additional share repurchases, he has not committed to make, and may not make, such recommendations. Except as set forth above, Jack Farber has no plans or proposals which may relate to or would result in any of the actions described in paragraphs (a) through (j) of Item 4.

Item 5.           Interest in Securities of the Issuer.

                  The share numbers in this Amendment No. 28 to Schedule 13D do not reflect a 3-for-2 stock split in the form of a stock dividend payable by CSS on July 10, 2003 to holders of record on June 30, 2003.

                  Jack Farber may be deemed to beneficially own 1,406,321 shares of Common Stock (18.1% of the issued and outstanding Common Stock of CSS, based upon 7,777,487 shares issued and outstanding as of the close of business on June 10, 2003, as set forth in CSS' proxy statement for its 2003 annual meeting of stockholders). Of that amount, he has sole voting and investment power with regard to 984,441 shares of Common Stock that he owns directly and shared voting and investment power with regard to 421,880 shares of Common Stock, which consists of the following:

                  o 234,028 shares of Common Stock held directly by Jack
                    Farber's wife;

                  o 132,202 shares of Common Stock held by a trust for the
                    benefit of David M. Farber, Jack Farber's son, for which Jack Farber and David M. Farber are co-trustees (the "David Farber Trust"). A majority of the trustees of the David Farber Trust is required to vote or dispose of the shares of Common Stock owned by the David Farber Trust; and
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CUSIP No. 178666 10 3             SCHEDULE 13D                Page 4 of 6 Pages

                  o 55,650 shares of Common Stock owned by trusts for the
                    benefit of two of Jack Farber's grandchildren (together, the "Grandchildren Trusts"), for which Jack Farber's wife serves as co-trustee with his daughter.

                  The shares referenced as being beneficially owned by Jack Farber do not include shares owned by the Farber Family Foundation, Inc. (the "Farber Family Foundation"), the Farber Foundation, Inc. (the "Farber Foundation") and the Farber Family Charitable Lead Annuity Trust (the "Farber Charitable Trust"). Jack Farber, his wife, his son and his daughter are members, officers and directors of the Farber Family Foundation. Jack Farber and certain other directors and officers of CSS are members, directors or officers of the Farber Foundation. Jack Farber's daughter is the sole trustee of the Farber Charitable Trust. As a matter of policy, the Farber Foundation and the Farber Family Foundation, both of which are charitable foundations, do not vote the shares of Common Stock that they own. Jack Farber disclaims any beneficial ownership in the shares held by the Farber Foundation, the Farber Family Foundation and the Farber Charitable Trust.

                  Prior to transactions described below, Delv, L.P. (the "Partnership"), a Delaware limited partnership, owned 1,465,151 shares of Common Stock. Jack Farber owned all of the common stock of the Partnership's general partner, Delv, Inc. (the "General Partner"). Jack Farber also owned 99.9 percent of the limited partnership interests in the Partnership (one percent of the limited partnership interests was held by Jack Farber's wife; these interests were transferred to Jack Farber on July 8, 2003); the remaining 0.1 percent was owned by the General Partner. Within the last 60 days, the following transactions were effected by Jack Farber.

                  o On July 8, 2003, the Partnership distributed 965,151 shares of CSS Common Stock to Jack Farber. Following this transaction, the Partnership held 500,000 shares of CSS Common Stock.

                  o On July 8, 2003, Jack Farber sold, for $17,850 (subject to adjustment, as described below), all of the shares of common stock of the General Partner to two trusts for the benefit of his children, for which his daughter, Ellen B. Kurtzman, serves as the sole trustee. In order to fund the purchase, Jack Farber made a gift to the trusts equal to the aggregate purchase price for the shares of common stock of the General Partner. After taking into account cash assets of the General Partner (held directly or through its 0.1 percent interest in the Partnership), the purchase price per share of the 500 shares of Common Stock held indirectly by the General Partner through the Partnership may be deemed to be $29.39 (subject to adjustment).

                  o On July 9, 2003, Jack Farber sold, for $9,866,707 (subject to adjustment), his 99.9 percent limited partnership interest in the Partnership to the 2003 Farber Family Trust, dated as of June 30, 2003 (the "2003 Trust"), of which Ellen
                    B. Kurtzman is the sole trustee and Jack Farber's grandchildren are beneficiaries. In connection with this transaction, the 2003 Trust issued a promissory note, in the principal amount of $8,866,707, to Jack Farber. Interest on the unpaid balance of the note is 2.55 percent per annum; the entire balance of the accrued and unpaid interest and principal will be due and payable on December 31, 2011. After taking into account the cash assets of the Partnership, the purchase price per share of the 499,500 shares of Common Stock (held indirectly through the 99.9 percent limited partnership interest) may be deemed to be $19.325 (subject to adjustment).


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CUSIP No. 178666 10 3             SCHEDULE 13D                Page 5 of 6 Pages


The purchase price and promissory note principal amounts are subject to adjustment within 15 days following a final valuation report to be provided by a financial consulting firm.

As a result of the transactions with the Trusts, Jack Farber no longer has voting or investment power with regard to the 500,000 shares of Common Stock held by the Partnership.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  In connection with the transactions described in Item 5, the trusts involved executed purchase agreements with Jack Farber, and the 2003 Trust issued a promissory note to Jack Farber. These documents are filed as exhibits hereto.

Item 7.           Material to be Filed as Exhibits.

                  28.1. Purchase and Sale Agreement, dated July 8, 2003, between Jack Farber and Ellen B. Kurtzman, trustee of the 2002 Farber Children's Trusts dated December 12, 2002.

                  28.2. Purchase and Sale Agreement, dated July 9, 2003, between Jack Farber and Ellen B. Kurtzman, as trustee of the 2003 Trust.

                  28.3. Promissory Note, dated July 9, 2003 issued by Ellen B. Kurtzman, as trustee of the 2003 Trust, to Jack Farber.



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CUSIP No. 178666 10 3             SCHEDULE 13D                Page 6 of 6 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     Jack Farber
                                                     -----------------
                                                     Jack Farber


Date: July 9, 2003